Exhibit 99.1

Suite 3400 – 666 Burrard St. Vancouver, BC, V6C 2X8 Tel: (604) 696-3000 Fax: (604) 696-3001

Toronto Stock Exchange: G	New York Stock Exchange: GG

All Amounts in $US unless stated otherwise

GOLDCORP CASH FLOW INCREASES 14% IN THIRD QUARTER

VANCOUVER, BRITISH COLUMBIA, OCTOBER 31, 2008 – GOLDCORP INC. (TSX: G, NYSE: GG) today reported increased gold production of 557,400 ounces for the quarter ended September 30, 2008.  Reported net earnings amounted to $297.2 million, or $0.42 per share, for the third quarter, which includes a non-cash foreign exchange gain on the revaluation of future income tax liabilities.  Adjusted net earnings1 in the quarter were $64.7 million, or $0.09 per share.

Third Quarter 2008 Highlights:

•	Revenues increased 5% to $552.2 million on gold sales of 550,500 ounces.

•	Cash flow before changes in working capital[2] increased by 14% to $237.3 million.

•	Total cash costs[3] amounted to $346 per gold ounce for the third quarter and $298 per ounce year-to-date.

•	Dividends of $32.1 million were paid during the quarter.

•	The acquisition of Gold Eagle was completed.

•	Cash and equivalents at September 30, 2008 were $454 million.

•	Goldcorp remains debt-free.

•	The Company reaffirms 2008 production and cash cost guidance.

“We are pleased with our solid performance in the third quarter as well as our continued strong cash position,” said Kevin McArthur, President and Chief Executive Officer. “We remain well-positioned to execute our growth programs.   Given market uncertainty and the metals price environment, we will continue to be disciplined in our use of capital, with an emphasis on successful completion of our cornerstone Peñasquito project.

“Operationally, we are encouraged by improvements at our Canadian assets and continued production strength from El Sauzal mine in Mexico.  Production at Marlin mine in Guatemala has returned to planned levels following the power interruption experienced in June and July. Reduced copper prices impacted by-product costs at our 37.5% owned Alumbrera mine, but lower operating costs at our mines in Canada and Mexico contributed to year-to-date cash costs of $298 per gold ounce.  We remain the industry’s lowest cost senior gold producer.”

Financial Review

A realized gold price of $865 per ounce led to a 5% increase in revenues in the third quarter, to $552.2 million compared to $524.0 million in the third quarter of 2007.  Gold sales for the quarter increased to 550,500 ounces at a total cash cost of $346 per ounce, compared with 524,000 ounces at a total cash cost of $160 per ounce in 2007.  The increase in total cash costs was due to higher consumable, energy and labour costs at the operations and the power interruptions at the Marlin mine. Lower by-product credits for silver and copper also contributed to the higher cash costs.  Total cash costs on a co-product basis were $398 per ounce in the third quarter versus $299 in the 2007 period.

The Company reported net earnings of $297.2 million or $0.42 per share, compared to net earnings of $75.8 million in the third quarter of 2007.  Adjusted net earnings totalled $64.7 million, or $0.09 per share, compared to $82.3 million, or $0.12 per share, in 2007.  Third quarter 2008 adjusted net earnings primarily exclude the effect of a non-cash $240.2 million foreign exchange gain on the revaluation of future income tax liabilities. Cash flow from operations before working capital changes increased by 14%, to $237.3 million, or $0.33 per share, from $208.6 million, or $0.30 per share, in the third quarter of 2007.

For the nine months ended September 30, 2008, revenues increased by 19% to $1.8 billion compared to $1.5 billion in the same period in 2007.  On a by-product basis, total cash cost was $298 per ounce compared to a total cash cost of $181 per ounce in 2007. Total cash costs on a co-product basis were $409 per ounce in the nine months ended September 30, 2008, compared to $302 per ounce in the same period in 2007.

Net earnings in the nine months ended September 30, 2008 were $517.5 million or $0.73 per share, compared to net earnings of $203.6 million, or $0.29 per share, in 2007.  Adjusted net earnings totalled $312.6 million, or $0.44 per share, compared to $260.5 million, or $0.37 per share, in 2007.  Adjusted net earnings in 2008 primarily exclude the effect of a non-cash foreign exchange gain on revaluation of future income tax liabilities, the first quarter gain on the sale of the Silver Wheaton shares, an unrealized loss on securities and an unrealized non-hedge copper derivative gain. Cash flow from operations before working capital changes increased 31% to $702.7 million, or $0.99 per share, from $537.6 million, or $0.76 per share, in the nine months ended September 30, 2007.

Peñasquito Project Update

At Peñasquito in Zacatecas, Mexico, phase one of the sulphide process plant remains on track for commissioning during 2009 and metals production in the fourth quarter of 2009.  Of the total feasibility estimate of $1.494 billion, project expenditures and commitments totalled $1.261 billion at September 30, 2008.   Peñasquito achieved several notable milestones during the quarter, including essential completion of the primary crusher and the operational start-up of the second 70 cubic yard electric mining shovel.  Assembly of the third shovel was completed in October and is expected to be in operation in November.  The SAG and ball mills are in place and significant progress in the flotation circuit construction was made during the quarter.  The oxide gold plant continued to ramp up, and this ancillary production totalled 7,200 ounces of gold and 435,400 ounces of silver.

Evaluation of various project optimization studies has been underway throughout the year. The metallurgical test program to determine flotation recoveries for gold and silver telluride minerals continued to show positive results during the third quarter.  Feasibility work to test the economics of in-pit crushing and conveying shows potential to reduce the number of haul trucks and associated fuel, tire and maintenance costs.  In addition, scoping of future underground operations and construction of a power plant for Peñasquito’s future needs are also being investigated.

Management is pleased to report that the construction group at Peñasquito is approaching 3 million man-hours without a lost-time incident.

Corporate Outlook

Operational, gold production and cost trends remain favourable into the fourth quarter.   As a result, the Company has reaffirmed 2008 production guidance of 2.3 million to 2.4 million ounces of gold at a total cash cost of less than $300 per ounce.  As part of the normal budgeting process, capital allocation plans for 2009 are currently under review.  The primary focus will remain on timely completion of the Peñasquito project and funding of construction activities at the Pueblo Viejo joint venture in the Dominican Republic.

This release should be read in conjunction with Goldcorp’s third quarter 2008 MD&A report on the Company's website, www.goldcorp.com, in the “Investors” section under “Financials”.

A conference call will be held today at 10:00 a.m. (PDT) to discuss the third quarter results. Participants may join the call by dialing toll free 1-866-226-1799 or 416-641-6129 for calls from outside Canada and the US.  A recorded playback of the call can be accessed after the event until November 29, 2008 by dialing 1-800-408-3053 or 416-695-5800 for calls outside Canada and the US. Passcode: 3272052. A live and archived audio webcast will also be available at www.goldcorp.com.

Goldcorp is the lowest-cost and fastest growing multi-million ounce gold producer with operations throughout the Americas.  Its gold production remains 100% unhedged.

(1)
Adjusted net earnings is a non-GAAP measure. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 27 of the third quarter 2008 MD&A for a reconciliation of adjusted net earnings to reported net earnings.

(2)
Operating cash flow before working capital adjustments is a non-GAAP measure which the Company believes provides a better indicator of the Company's ability to generate cash flow from its mining operations. Cash provided by operating activities reported in accordance with GAAP was $217.1 million in the third quarter of 2008.

(3)
The Company has included a non-GAAP performance measure, total cash cost per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure. The Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Cautionary Note Regarding Forward-Looking Statements

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of gold, silver, copper, zinc and lead, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Goldcorp to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, zinc and lead as well as those factors discussed in the section entitled “General Development of the Business – Risks of the Business” in Goldcorp’s Form 40-F on file with the Securities and Exchange Commission in Washington, D.C. and Goldcorp’s Annual Information Form on file with the securities regulatory authorities in Canada. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

For further information, please contact:

Jeff Wilhoit Vice President, Investor Relations Goldcorp Inc. Telephone: (604) 696-3074 Fax: (604) 696-3001	e-mail: info@goldcorp.com website: www.goldcorp.com

FINANCIAL STATEMENTS FOLLOW

The accompanying notes form an integral part of these unaudited consolidated financial statements (available on www.goldcorp.com).
Consolidated Statements of Earnings
(US dollars in millions, except for share and per share amounts – Unaudited)
	Three Months Ended September 30		Nine Months Ended September 30
	2008	2007	2008	2007
Revenues	$552.2	$524.0	$1,810.6	$1,527.0
Operating expenses	279.1	218.2	856.5	667.8
Depreciation and depletion	122.8	113.2	353.9	321.9
Earnings from mine operations	150.3	192.6	600.2	537.3
Corporate administration (1)	33.5	25.8	100.0	91.4
Exploration	17.4	11.4	45.2	29.2
Earnings from operations	99.4	155.4	455.0	416.7
Other income (expense)
Interest and other income	8.8	5.1	27.6	11.4
Interest expense and finance fees	(0.9)	(8.4)	(7.1)	(34.9)
Share of income of equity investee	-	0.6	3.9	-
Gain (loss) on foreign exchange	253.7	(6.3)	95.9	(52.5)
Non-hedge derivative gain (loss)	15.9	(17.5)	(16.4)	(52.7)
(Loss) gain on securities, net	(23.5)	(7.6)	(25.0)	1.5
Gain on sale of Peak and Amapari mines	-	-	-	40.2
Gain on disposition of Silver Wheaton shares	-	-	292.5	-
Dilution gain	0.5	2.1	1.9	8.8
	254.5	(32.0)	373.3	(78.2)
Earnings from continuing operations before taxes and non-controlling interests	353.9	123.4	828.3	338.5
Income and mining taxes	(57.2)	(43.4)	(302.4	(126.2)
Non-controlling interests	0.5	(9.7)	(8.4)	(33.5)
Net earnings from continuing operations	297.2	70.3	517.5	178.8
Net earnings from discontinued operations	-	5.5	-	24.8
Net earnings	$297.2	$75.8	$517.5	$203.6

(1)Stock option expense (a non-cash item) is included in corporate administration	$11.0	$8.1	$30.7	$33.0

Earnings per share from continuing operations
Basic	$0.42	$0.10	$0.73	$0.25
Diluted	0.42	0.10	0.72	0.25

Earnings per share
Basic	$0.42	$0.11	$0.73	$0.29
Diluted	0.42	0.11	0.72	0.29

Weighted-average number of shares outstanding (in thousands)
Basic	713,718	704,620	710,936	704,089
Diluted	717,913	709,114	715,415	709,028

Consolidated Balance Sheets
(US dollars in millions – Unaudited)
	September 30 2008	December 31 2007
Assets
Current
Cash and cash equivalents	$453.9	$510.8
Marketable securities	19.4	25.8
Accounts receivable	115.9	154.5
Income and mining taxes receivable	39.7	43.3
Future income and mining taxes	13.9	10.7
Inventories and stockpiled ore	249.7	191.4
Other	68.9	15.3
Current assets	961.4	951.8
Mining interests	16,772.4	16,452.8
Deposits on mining interest expenditures	222.1	-
Goodwill	761.8	815.6
Silver interests	-	385.3
Stockpiled ore	94.4	76.2
Other long-term investments	137.6	228.0
Other	67.3	42.5
	$19,017.0	$18,952.2
Liabilities
Current
Accounts payable and accrued liabilities	$276.3	$277.3
Current portion of long-term debt	-	28.6
Current derivative instrument liability	2.5	15.5
Current Liabilities	278.8	321.4
Income and mining taxes payable	28.9	33.5
Future income and mining taxes	4,359.4	3,858.3
Long-term debt	6.1	1,036.3
Reclamation and closure cost obligations	267.6	261.3
Other	16.1	13.2
	4,956.9	5,524.0
Non-controlling interests	51.8	449.6
Shareholders’ Equity
Common shares, share purchase warrants, and stock options	12,604.5	11,930.4
Retained earnings	1,311.6	890.1
Accumulated other comprehensive income	92.2	158.1
	14,008.3	12,978.6
	$19,017.0	$18,952.2

Consolidated Statements of Cash Flows
(US dollars in millions – Unaudited)
	Three Months Ended September 30		Nine Months Ended September 30
	2008	2007	2008	2007
Operating Activities
Net earnings from continuing operations	$297.2	$70.3	$517.5	$178.8
Reclamation expenditures	(6.5)	(5.2)	(15.0)	(7.2)
Items not affecting cash
Depreciation and depletion	122.8	113.2	353.9	321.9
Stock option expense	11.0	8.1	30.7	33.0
Share of income of equity investee	-	(0.6)	(3.9)	-
Non-hedge derivative (gain) loss	(22.5)	7.8	(8.8)	38.9
Gain (loss) on securities, net	0.6	7.6	1.6	(1.5)
Gain on sale of Peak and Amapari mines	-	-	-	(40.2)
Gain on disposition of Silver Wheaton shares	-	-	(292.5)	-
Dilution gain	(0.5)	(2.1)	(1.9)	(8.8)
Future income and mining taxes	52.5	(9.7)	178.9	(65.0)
Non-controlling interests	(0.5)	9.7	8.4	33.5
Unrealized foreign exchange (gain) loss and other	(216.8)	9.5	(66.2)	54.2
Change in non-cash working capital	(20.2)	(19.6)	(84.6)	(116.5)
Cash provided by operating activities of continuing operations	217.1	189.0	618.1	421.1
Cash provided by operating activities of discontinued operations	-	11.5	-	45.2

Investing Activities
Acquisition of Gold Eagle assets, net of cash received	(553.0)	-	(553.0)	-
Mining interests	(291.6)	(256.2)	(739.2)	(620.6)
Deposits on mining interest expenditures	(47.3)	-	(222.0)	-
Proceeds from dispositions of mining interests	-	-	-	216.9
Silver interests	-	-	-	(57.7)
Proceeds from disposition of Silver Wheaton shares, less cash	-	-	1,505.1	-
Purchase of securities	(20.4)	(14.7)	(20.4)	(25.3)
Proceeds from sale of securities	0.2	-	0.2	21.1
Restricted cash received	-	-	-	65.0
Other	1.0	(0.3)	(2.6)	6.6
Cash used in investing activities of continuing operations	(911.1)	(271.2)	(31.9)	(394.0)
Cash used in investing activities of discontinued operations	-	(1.4)	-	(2.8)
Financing Activities
Long-term debt borrowings	156.1	476.0	156.1	1,216.0
Long-term debt repayments	(150.0)	(41.0)	(795.0)	(1,166.0)
Common shares issued, net	14.9	13.0	94.7	20.6
Shares issued by subsidiaries to non-controlling interests	3.8	1.2	3.8	27.6
Dividends paid to common shareholders	(32.1)	(31.7)	(96.0)	(95.0)
Cash (used in) provided by financing activities	(7.3)	417.5	(636.4)	3.2
Effect of exchange rate changes on cash and cash equivalents	(5.6)	-	(6.7)	0.6
(Decrease) increase in cash and cash equivalents	(706.9)	345.4	(56.9)	73.3
Cash and cash equivalents, beginning of period	1,160.8	254.2	510.8	526.3
Cash and cash equivalents, end of period	$453.9	$599.6	$453.9	$599.6

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